UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

On June 19, 2025, AC Immune SA (“AC Immune”) held its Annual General Meeting of Shareholders. The final results of the voting on the agenda items are given below. The Management presentation to shareholders is attached hereto as Exhibit 99.1. Prior to the meeting, the board of directors of AC Immune withdrew agenda items 6.1 and 6.2. The final results of the remaining agenda items submitted to a vote of the shareholders are as below and the detailed results will be provided in the minutes which will be published on AC Immune’s website (https://ir.acimmune.com/governance) within 15 days:

Annual General Meeting Results

Agenda Item 1: 2024 IFRS Consolidated Financial Statements, 2024 Statutory Financial Statements, 2024 Compensation Report

Agenda Item 1.1: Approval of 2024 IFRS Consolidated Financial Statements and 2024 Statutory Financial Statements

AC Immune shareholders approved the 2024 IFRS Consolidated Financial Statements and the 2024 Statutory Financial Statements.

Agenda Item 1.2: Advisory Vote on the 2024 Compensation Report

AC Immune shareholders endorsed the 2024 Compensation Report.

Agenda Item 2: Appropriation of Losses

AC Immune shareholders approved that the net loss for the year 2024 in the amount of CHF 45,848K increases the “accumulated losses brought forward” of CHF 310,998K, resulting in a new balance of “accumulated losses brought forward” of CHF 356,846K.

Agenda Item 3: Discharge of the Members of the Board of Directors and the Executive Committee

AC Immune shareholders approved the discharge of the Members of the Board of Directors and the Executive Committee for the financial year 2024.

Agenda Item 4: Compensation for the Members of the Board of Directors and the Executive Committee

Agenda Item 4.1: Binding vote on Maximum Aggregate Compensation for Members of the Board of Directors from the AGM 2025 to the AGM 2026

AC Immune shareholders approved the total maximum amount of compensation for the Board of Directors of CHF 1,029K (excluding employer social security contributions) covering the period from the AGM 2025 to the AGM 2026.

Agenda Item 4.2: Binding vote on Maximum Aggregate Compensation for Members of the Executive Committee for the financial year 2026

AC Immune shareholders approved the total maximum compensation for the members of the Executive Committee of CHF 7,496K (excluding employer social security contributions) from 1 January 2026 to 31 December 2026.

Agenda Item 5: Re-elections and Elections

Agenda Item 5.1: Re-elections of Members of the Board of Directors

AC Immune shareholders approved the re-election of Monika Bütler, Carl June, Andrea Pfeifer, and Roy Twyman as Members of the Board of Directors, each until the end of the Annual General Meeting 2026.

Agenda Item 5.2: Elections of Members and Chair of the Board of Directors

AC Immune shareholders approved the election of Renée Aguiar-Lucander as Member of the Board and of Martin Zügel as Member and Chair of the Board.

Agenda Item 5.3: Re-election of Members of the Compensation, Nomination and Corporate Governance Committee

AC Immune shareholders approved the re-election of Monika Bütler and Roy Twyman as Members of the Compensation, Nomination and Corporate Governance Committee, each until the end of the Annual General Meeting 2026.

Agenda Item 5.4: Election of Member of the Compensation, Nomination and Corporate Governance Committee

AC Immune shareholders approved the election of Martin Zügel as Member of the Compensation, Nomination and Corporate Governance Committee until the end of the Annual General Meeting 2026.

Agenda Item 5.5: Re-election of the Statutory Auditors

AC Immune shareholders approved the re-election of PricewaterhouseCoopers SA, in Lausanne, Switzerland, as AC Immune’s statutory auditors for the financial year 2025.

Agenda Item 5.6: Re-election of the Independent Proxy

AC Immune shareholders approved the re-election of Reymond & Associés Attorneys, Lausanne, as AC Immune’s Independent proxy until the end of the Annual General Meeting 2026.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Chief Financial Officer

Date: June 20, 2025

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual General Meeting Presentation